UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 12, 2018

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
Media release

Investor Day 2018

Credit Suisse continues to deliver on its strategy and to generate profitable growth
  On track to successfully complete three-year restructuring
  Confirms RoTE targets for 2019 and 2020
  For 2019, Board of Directors approves buyback of Credit Suisse Group AG ordinary shares of up to CHF 1.5 billion; anticipates buyback of at least CHF 1 billion, subject to market and economic conditions
  For 2020, we expect a similar share buyback programme
  Plans to increase ordinary dividend by at least 5% per annum from 2019 onwards

Zurich, December 12, 2018 – We will today update investors and analysts on the progress we have made as we near the completion of our three-year restructuring programme. We will highlight how we intend to continue to increase our returns beyond 2018, having successfully executed a deep and necessary restructuring.

Driving profitable, compliant growth and increasing returns

As our restructuring draws to a close, we have delivered on the strategic objectives we set ourselves three years ago. We have achieved profitable growth in our Wealth Management-related businesses1, significantly reduced our adjusted* operating cost base, beyond our target and sustainably lowered our break-even point. We have also right-sized and de-risked our Global Markets activities while maintaining delivery of high quality products and services to clients from that part of the business.

We have transformed and significantly strengthened our capital position and reallocated more capital to areas and regions of growth, such as our Wealth Management-related and Investment Banking & Capital Markets (IBCM) businesses. This has led to a significant shift in our business mix, while reducing overall capital consumption.

The successful implementation of our Wealth Management strategy has allowed us to continuously grow Wealth Management-related revenues since the third quarter of 2015. We have delivered CHF 1.4 billion of revenue growth across our three Wealth Management-related divisions, where revenue grew at a CAGR, over the period, of 16% for APAC Wealth Management & Connected (APAC WM&C), 6% for International Wealth Management (IWM) and 1% for our Swiss Universal Bank (SUB). IBCM has also delivered revenue growth (7% CAGR in US dollars), outpacing peers since 20152.

Media Release
December 12, 2018 Page 2/10

We have focused on growing the quality of our Wealth Management-related revenues by increasing our stable, more resilient net interest income and recurring revenue stream. Since 4Q15, we have consistently driven adjusted* returns on regulatory capital higher across these businesses.
At the same time we have transformed our cost base, allowing greater operational leverage across our key businesses. We will today confirm that for 2018, we expect the adjusted* operating cost base to be CHF16.9 billion, below our CHF 17 billion target, and that we expect to deliver CHF 4.3 billion in net savings since the end of 2015, surpassing the cumulative more than CHF 4.2 billion target we set three years ago.

We have also dealt effectively with our key legacy issues through the Strategic Resolution Unit (SRU), which we set up three years ago and which we today confirm will be closed on schedule at the end of the year.

We have made great strides in strengthening our risks, compliance framework and controls to ensure that the bank can focus on supporting and delivering high quality business worldwide. In parallel, we have driven improvements in our culture which have contributed to achieving the sustainable, compliant and profitable growth we have seen since 2016.

Our strategy to be a leading wealth manager with strong investment banking capabilities has proven to be the right one, as, since adopting the strategy in 2015, global wealth has continued to grow3, and global sales and trading revenue pools have continued to decline4. Following a balanced approach between mature and emerging markets in Wealth Management, focusing on Ultra-High Net Worth (UHNW) and entrepreneur clients, and serving both their private wealth and business financial needs with an integrated model, has driven significant revenue growth.

Longer term macro trends and current market environment

We are now well positioned to take advantage of a number of macro trends which we believe will remain supportive over the long term. We believe that global wealth will continue to grow, with UHNW and HNW being the most attractive segments in wealth management, particularly where entrepreneurs require an integrated approach, leveraging our full suite of investment banking solutions to meet their private wealth and business needs. Both emerging and mature markets have attractive growth dynamics, while industry-wide trading revenue pools continue to decline.

Given the current challenging market environment, we will also specifically address, today, how our businesses are positioned to withstand economic and other headwinds. We will use part of the Investor Day to highlight our resilience in a number of key areas, notably the impact of markets on our Assets under Management, Global Markets’ credit exposure, Global Markets’ revenue prospects, and credit risk in our loan book, as well as the strengthening of our compliance and risk frameworks.

Media Release
December 12, 2018 Page 3/10

Delivering value to our shareholders post-restructuring

The actions we have taken and the progress we have made over the last three years position us well to continue to profitably grow our Wealth Management-related businesses, driving Group returns and shareholder value higher, while strengthening our resilience in a challenging market environment.

Group Return on Tangible Equity target 10-11% in 2019 11-12% in 2020 12%+ beyond 2020	Share buyback programme Up to CHF 1.5bn approved with at least CHF 1bn expected in 2019; expecting a similar programme in 2020

  Intention to distribute at least 50% of net income for 2019 and 2020
  For 2019, the Board of Directors of Credit Suisse Group AG has approved a buyback of Credit Suisse Group AG ordinary shares of up to CHF 1.5 billion
  We anticipate a share buyback of at least CHF 1 billion in 2019, subject to market and economic conditions
  For 2020, we expect a similar share buyback programme5, subject to approval by the Board of Directors
  In addition, we expect to generate a sustainable ordinary dividend for shareholders, and to increase the ordinary dividend by at least 5% per annum; the Board of Directors will propose to shareholders at the Annual General Meeting on April 26, 2019 the amount of the dividend per share for distribution for the financial year 2018

Tidjane Thiam, CEO of Credit Suisse Group AG, said:

“The actions taken during the restructuring mean that the bank is now more resilient in the face of market turbulence. Those actions included dealing with legacy issues, reallocating capital towards our more stable, capital efficient and profitable Wealth Management businesses, and away from our more volatile Markets activities. In parallel, we have strengthened the bank’s capital position, reduced our risks, and invested in strengthening our regulatory and compliance functions.

Throughout the restructuring we have been able to generate both significant revenue growth and significant cost savings, achieving positive operating leverage. We are confident that going forward, growth in Wealth Management, primarily through more stable revenue sources of net interest income and recurring fees, will allow us to continue to drive Group returns higher.

As a result of known actions that are under our control, we expect to achieve at least a 10% RoTE in 2019.

We expect that in 2019 our shareholders will start to see the benefits of the restructuring through the return of capital announced today and growing tangible book value per share.”

Media Release
December 12, 2018 Page 4/10

Outlook

At our third quarter results on November 1, we said that despite continued geopolitical tensions surrounding global trade and the potential impact of central bank monetary policy changes, we believe the outlook for global economic growth over the long term remains positive, albeit at a lower level.  We believe we are well positioned to continue to capitalize in the long term on the opportunities created by the growth in global wealth.

Persistent challenging market conditions have not changed our positive long-term outlook; however we are mindful of the short term headwinds. Many of the actions that we have taken over the past three years - dealing with our legacy issues, lowering our break-even point, strengthening our capital position and significantly reducing our risk - were aimed at increasing our resilience in adverse conditions. Therefore, as we move into 2019, despite global geopolitical and macro-economic uncertainties, we believe we remain well positioned.

Ends

Contact
Adam Gishen, Investor Relations
Tel: +41 44 333 71 49
investor.relations@credit-suisse.com

James Quinn, Corporate Communications
Tel : +41 844 33 88 44
media.relations@credit-suisse.com

The Investor Day media release and all presentation slides will be available to download from 07:00 CET at: https://www.credit-suisse.com/investorday.

Note: As indicated, many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted* basis. These adjusted* numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted* results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.

Media Release
December 12, 2018 Page 5/10

The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.

As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.

Adjusted results referred to in this Media Release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period.

Abbreviations
APAC – Asia Pacific; CEO – Chief Executive Officer; CET1 – Common Equity Tier 1; ECM – Equity Capital Markets; EMEA – Europe, the Middle East and Africa; GM – Global Markets; IBCM – Investment Banking & Capital Markets; ITS – International Trading Services; IWM – International Wealth Management; M&A – Mergers and Acquisitions; RWA – Risk Weighted Assets; SRU – Strategic Resolution Unit; SUB – Swiss Universal Bank; UHNWI – Ultra-High-Net-Worth Individual; WM&C – Wealth Management & Connected

Footnotes
1 This includes wealth management activities across Swiss Universal Bank (SUB), International Wealth Management (IWM) and APAC Wealth Management & Connected (APAC WM&C)
2 Source: Peer financial reports and filings. Underwriting and advisory revenue growth since 2015 based on LTM 9M18 reported revenues compared to FY15
3 Source: McKinsey Wealth Pools 2018. Excludes life and pension assets
4 Source: Coalition as of November 14, 2018; Total Industry Revenue Pools according to Credit Suisse’s Global Markets taxonomy
5 Subject to market and economic conditions; the level of the share buyback for 2020 will be set in light of our capital plans and subject to prevailing market conditions but is expected to be in line with our intention to distribute at least 50% of net income

Media Release
December 12, 2018 Page 6/10

Important information about this Media Release
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.

Our cost savings programme, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation expenses, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings programme). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 Financial Reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales, as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.

Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Return on tangible equity attributable to shareholders, a non-GAAP financial measure, is based on tangible equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Tangible book value per share, a non-GAAP financial measure, excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic

Media Release
December 12, 2018 Page 7/10

conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA). Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.

Margin calculations for APAC are aligned with the performance metrics of the Private Banking business and its related assets under management within the WM&C business in APAC. Assets under management and net new assets for APAC relate to the Private Banking business within the Wealth Management & Connected business.

Gross margin is calculated by dividing net revenues by average assets under management. Net margin is calculated by dividing income before taxes by average assets under management. Adjusted margins are calculated using adjusted results, applying the same methodology to calculate gross and net margin.

Mandate penetration reflects advisory and discretionary mandates volumes as a percentage of assets under management, excluding those from the external asset manager business.

References to Wealth Management mean SUB PC, IWM PB and APAC PB within WM&C or their combined results. References to Wealth Management-related mean SUB, IWM and APAC WM&C or their combined results.

References to global advisory and underwriting include global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements.

Generic references to profit and costs in this media release refer to pre-tax income and operating expenses, respectively.

Media Release
December 12, 2018 Page 8/10

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.

In various tables, use of “–” indicates not meaningful or not applicable.

Media Release
December 12, 2018 Page 9/10

Cautionary statement regarding forward-looking information

This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
  our plans, objectives, ambitions, targets or goals;
  our future economic performance or prospects;
  the potential effect on our future performance of certain contingencies; and
  assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
  the ability to maintain sufficient liquidity and access capital markets;
  market volatility and interest rate fluctuations and developments affecting interest rate levels;
  the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
  the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
  adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
  the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
  the ability of counterparties to meet their obligations to us;
  the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
  political and social developments, including war, civil unrest or terrorist activity;
  the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
  operational factors such as systems failure, human error, or the failure to implement procedures properly;
  the risk of cyber attacks on our business or operations;
  actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
  the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
  the potential effects of proposed changes in our legal entity structure;
  competition or changes in our competitive position in geographic and business areas in which we conduct our operations;

Media Release
December 12, 2018 Page 10/10

  the ability to retain and recruit qualified personnel;
  the ability to maintain our reputation and promote our brand;
  the ability to increase market share and control expenses;
  technological changes;
  the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
  acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
  the adverse resolution of litigation, regulatory proceedings and other contingencies; and
  other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer

/s/ David R. Mathers
David R. Mathers
Date: December 12, 2018		Chief Financial Officer